Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

POLL RESULTS OF ANNUAL GENERAL MEETING

HELD ON 21 MAY 2021

The AGM was held on 21 May 2021 at 3:00 p.m. at Grand Hyatt Hong Kong, 1 Harbour Road, Wan Chai, Hong Kong, at which all the ordinary resolutions were duly passed by the Shareholders by way of poll.

References are made to the Notice of Annual General Meeting (the “Notice”) and the Explanatory Statement Relating to the Proposed General Mandates to Issue Shares and Buy Back Shares, Proposed Re-election of Directors and Proposed Change of Independent Auditors (the “Explanatory Statement”) of CNOOC Limited (the “Company”) dated 8 April 2021. Unless otherwise specified in this announcement, terms used herein shall have the same meanings as defined in the Notice, and the Explanatory Statement.

POLL RESULTS AT THE AGM

The AGM was held on 21 May 2021 at 3:00 p.m. at Grand Hyatt Hong Kong, 1 Harbour Road, Wan Chai, Hong Kong. The Board is pleased to announce that all the ordinary resolutions as set out in the Notice were duly passed by the Shareholders by way of poll at the AGM.

As at the date of the AGM, the total number of Shares in issue was 44,647,455,984. There is no Shareholder that is materially interested in any of the proposed resolutions at the AGM, and therefore none of the Shareholder is required to abstain from voting in respect of the relevant resolutions. Accordingly, the total number of Shares entitling the Shareholders to attend and vote in respect of the relevant resolutions at the AGM was 44,647,455,984. There were no Shares in respect of which their holders were entitled to attend and abstain from voting in favour of, or were required to abstain from voting on any of the relevant resolutions at the AGM, under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The vote-taking at the AGM was scrutinised by representatives from Hong Kong Registrars Limited. The results of the poll at the AGM were as follows:

Ordinary Resolutions		Number of votes (%)
		For	Against
A1.	To receive and consider the audited financial statements together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2020.	32,292,306,550 (99.918633%)	26,296,639 (0.081367%)
A2.	To declare a final dividend for the year ended 31 December 2020.	32,312,457,328 (99.980674%)	6,245,995 (0.019326%)
A3.	To re-elect Mr. Wang Dongjin as a Non-executive Director of the Company.	31,772,625,098 (98.311751%)	545,612,433 (1.688249%)
A4.	To re-elect Mr. Li Yong as a Non-executive Director of the Company.	32,094,858,749 (99.307875%)	223,684,580 (0.692125%)
A5.	To re-elect Mr. Xu Keqiang as an Executive Director of the Company.	32,226,715,611 (99.715942%)	91,803,334 (0.284058%)
A6.	To re-elect Mr. Qiu Zhi Zhong as an Independent Non-executive Director of the Company.	32,240,210,891 (99.755811%)	78,919,638 (0.244189%)
A7.	To authorise the Board of Directors to fix the remuneration of each of the Directors.	32,282,310,241 (99.887953%)	36,211,802 (0.112047%)
A8.	To appoint Ernst & Young as the independent auditors of the Group for Hong Kong reporting and Ernst & Young Hua Ming LLP as the independent auditors of the Group for U.S. 20-F reporting for the year 2021, and to authorise the Board of Directors to fix their remuneration.	32,313,057,305 (99.986560%)	4,343,381 (0.013440%)
B1.	To grant a general mandate to the Directors to buy back shares in the capital of the Company not exceeding 10% of the total number of issued shares of the Company as at the date of passing of this resolution.*	32,296,386,103 (99.930977%)	22,307,320 (0.069023%)
B2.	To grant a general mandate to the Directors to issue, allot and deal with additional shares in the capital of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company which would or might require the exercise of such power, which shall not exceed 20% of the total number of issued shares of the Company as at the date of passing of this resolution.*	30,529,600,421 (94.464482%)	1,789,002,069 (5.535518%)
B3.	To extend the general mandate granted to the Directors to issue, allot and deal with additional shares of the Company and to make or grant offers, agreements, options and similar rights to subscribe for or convert any security into shares in the Company by the aggregate number of shares bought back, which shall not exceed 10% of the total number of issued shares of the Company as at the date of passing of this resolution.*	30,519,915,458 (94.435683%)	1,798,287,296 (5.564317%)

* The full text of the Resolutions is set out in the Notice of Annual General Meeting, which is included in the Explanatory Statement despatched to Shareholders and available on the Company’s website.

By Order of the Board CNOOC Limited Wu Xiaonan Joint Company Secretary

Hong Kong, 21 May 2021

As at the date of this announcement, the Board comprises: Executive Director Xu Keqiang	Non-executive Directors Wang Dongjin (Chairman) Li Yong (Vice Chairman) Wen Dongfen Independent Non-executive Directors Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Qiu Zhi Zhong